SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 6)

Post Properties, Inc.
 (Name of Issuer)

Common Stock, Par Value $0.01 per share
 (Title of Class of Securities)

737464107
 (CUSIP Number)

John A. Williams
3625 Cumberland Blvd.
Suite 400
Atlanta, Georgia 30339
(770) 818-4100

with copies to:

McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
Attn: Leonard A. Silverstein, Esq.
(404) 527-4390
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2004
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. :

(Continued on following pages)

  Page 1 of 4 pages

CUSIP No. 737464107
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY) John A. Williams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) :
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,593,754[1]
		8.	SHARED VOTING POWER 26,906[2]
		9.	SOLE DISPOSITIVE POWER 1,593,754[1]
		10.	SHARED DISPOSITIVE POWER 26,906 [2]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,660[1] (All common stock or units redeemable for common stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1%(1)(3)
14.	TYPE OF REPORTING PERSON IN

______________________

1 Assumes full exercise of currently-exercisable options and the full exchange of limited partnership units in Post Apartment Homes, L.P. beneficially owned by John A. Williams.

2 Includes 1,406 shares of Common Stock held by John A. Williams' spouse and 25,500 shares owned by the John A. Williams Foundation, Inc.

3 Based on 39,924,907 shares of Common Stock outstanding as of August 4, 2004, as disclosed by Post Properties, Inc. in its Quarterly Report on Form 10-Q, reporting results for the quarter ended June 30, 2004.

Page 2 of 4 pages

CUSIP No. 737464107

Amendment No. 6 to Schedule 13D

Reference is made to the Statement on Schedule 13D filed July 22, 1993 on behalf of John A. Williams, as amended by Amendment No. 1 thereto filed on March 6, 1995, Amendment No. 2 thereto filed on April 7, 2003, Amendment No. 3 thereto filed on May 6, 2003, Amendment No. 4 thereto filed on August 28, 2003, and Amendment No. 5 thereto filed on February 19, 2004 (as amended, the "Schedule 13D") with respect to Mr. Williams' beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock") of Post Properties, Inc. (the "Issuer"). The information set forth in this Amendment No. 6 to Schedule 13D in the responses to each separate Item shall be deemed to be a response to all Items where such information is relevant. Any statement contained in the Schedule 13D shall be deemed to be modified or superceded for purposes of this Amendment No. 6 to Schedule 13D to the extent that a statement contained herein modifies or supercedes such statement.

Item 5.      Interest in Securities of the Issuer.

(a)    As of the close of business on September 10, 2004, Mr. Williams directly owned 733,944 shares of Common Stock, and indirectly owned 30,097 shares of Common Stock, including 3,191 shares held by Mr. Williams 401(k). As of such date, Mr. Williams also owned options to purchase 413,071 shares of Common Stock, all of which are currently exercisable. As of such date, Mr. Williams directly owned 149,761 limited partnership units in Post Apartment Homes, L.P. (the "Units") and indirectly owned through control of certain limited partnerships and other legal entities 293,787 Units, which Units are exchangeable for an aggregate of 443,548 shares of Common Stock. Assuming full exercise of the options and full conversion of the Units, the 1,620,660 shares of Common Stock beneficially owned by Mr. Williams represent approximately 4.1 % of the outstanding Common Stock (based on 39,924,907 shares of Common Stock disclosed as outstanding as of August 4, 2004 by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

(b)   Number of shares as to which the reporting person has:

(i)	Sole power to vote or direct the vote:	1,593,754
(ii)	Shared power to vote or direct the vote:	26,906*
(iii)	Sole power to dispose or to direct the disposition:	1,593,754
(iv)	Shared power to dispose or to direct the disposition:	26,906*

* Voting and dispositive power with respect to 1,406 shares is shared with Mr. Williams' spouse and 25,500 shares is shared with the John A. Williams Foundation, Inc.

(c)    All transactions in shares of Common Stock by Mr. Williams in the 60 days prior to the filing of this Amendment No. 6 to Schedule 13D are set forth below:
Transaction Type	Date	Amount	Price Per Share
Shares sold in open market	08/10/04	93,325	$29.05
Redemption of Units	09/1/04	60,000	N/A
Shares acquired through Unit redemption	09/1/04	60,000	N/A
Shares sold in open market	9/7/04	21,800	$30.90
Shares sold in open market	9/8/04	12,800	$30.92
Shares sold in open market	9/9/04	18,500	$30.38
Shares sold in open market	9/10/04	6,900	$29.75

(d)    Not applicable.

(e)    Mr. Williams ceased to be the beneficial owner of more than five percent of Common Stock on May 6, 2004.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Williams has pledged 733,817 shares of Common Stock as collateral to secure a term loan, maturing in 2005, made to Mr. Williams by Merrill Lynch. As of September 10, 2004, the total principal amount outstanding under such loan was approximately $9.1 million.

Page 3 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2004	/s/ John A. Williams
John A. Williams